MDS Reports Third Quarter Fiscal 2004 Financial Results

Growth In Revenues Over Prior Year

Toronto, Canada - September 9, 2004... MDS Inc. (TSX: MDS; NYSE: MDZ), the global health and life sciences company, today reported its third quarter results.

Third Quarter Year-over-Year and Operational Highlights:

  Revenues of $465 million, up 5% from $444 million.
  Operating income from continuing operations before MDS Proteomics and other items declined 11% from $74 million to $66 million.
  Earnings per share from continuing operations before MDS Proteomics and other items declined from $0.32 to $0.29.
  Completed the re-organization of MDS Proteomics, which has been, renamed Protana Inc.
  Subsequent to the quarter announced the expansion of the Applied Biosytems/MDS Sciex joint venture.
  Declared a 30% increase in the dividend from $0.10 to $0.13 per share on an annualized basis.

Revenue growth in the quarter continued to be negatively impacted by the continued weakness in the US dollar relative to the same quarter in 2003.

"In the third quarter, three of our businesses performed at or above plan, lead by continued strength in our analytical instruments business. This performance was partially offset by weakness in the bioanalytical segment of our pharmaceutical services business and the ongoing cost of change across the organization. Our isotopes business performed as expected, although the timing of cobalt deliveries late in the quarter pushed the revenues related to that supply into the fourth quarter." said John Rogers, President and CEO, MDS Inc.

Life Sciences

Life Sciences segment revenues increased 6% to $292 million up from $275 million in the prior year's quarter. Revenues across the life sciences segment continued to be impacted by US currency fluctuations. Operating income in the quarter declined from $57 million to $47 million, as a result of revenue shortfalls in the bioanalytical segment of the pharmaceutical services business and timing issues related to cobalt sales. Analytical instrument sales of the API 4000TM and the Q TRAP 4000 TM continued to drive performance in the quarter along with growth in the remaining segments of our isotopes and pharmaceutical research services businesses.

In the isotopes business, revenues decreased 4% to $80 million, driven by the timing of cobalt shipments in the gamma sterilization business and modest growth in the nuclear medicine business. The pharmaceutical research services business grew 7% (10% when normalized for currency) over the prior year from $125 million to $134 million. In the quarter, backlog continued to grow to $285 million up from $265 million in the second quarter of 2004. The analytical instruments business grew 16% over the prior year (36% when expressed as end-user sales in US currency), the result of continued strength in the demand for Sciex instruments.

Health

Health segment revenues increased 2% year-over-year to $173 million. Revenues in the Canadian laboratories business grew 5% from $102million to $107million, while revenues in the US declined by 5% from $19 million to $18 million. MDS is continuing to review its options with respect to the remaining US laboratory businesses. Revenues in the distribution business were level at $48 million year over year.

Proteomics

During the quarter, the reorganization of Protana Inc. (formerly MDS Proteomics) was completed. The per share loss of $0.01 in the quarter associated with MDS Proteomics reflects the net impact of operating losses prior to the date of closing the reorganization partially offset by gains resulting from the reorganization. Having concluded this reorganization, our operating results will no longer be impacted by any operating losses generated by Protana.

Corporate

Currency fluctuations, including the weakness of the US dollar, continue to be an important risk factor for our Life Sciences business. While our current portfolio of hedges extends to the end of 2005, the average realized conversion rate on US dollar exports is expected to decline further as we move through the balance of 2004. We continue to monitor the forward markets and hedge when appropriate, however should rates remain at their current levels, we do not expect to be able to fully mitigate the impact of US - dollar fluctuations on our results in 2005 and beyond.

After the quarter, the Company announced the signing of a definitive agreement to expand the scope of the Applied Biosytems/MDS Sciex joint venture in life science mass spectrometry. Under the terms of the agreement, MDS has agreed to pay US $40 million for a 50% interest in current Applied Biosystems MALDI Time-of-Flight (TOF) mass spectrometry systems and next-generation products under development. The transaction is expected to increase MDS Sciex revenues by $25-30 million dollars in fiscal year 2005. The transaction is expected to close in October 2004, following approvals by the requisite regulatory bodies.

After the quarter, the Board of Directors approved a new dividend policy for MDS. The new policy is designed to maintain stable and consistent dividends, with a targeted payout ratio of approximately 10-15% of the previous year's normalized, sustainable earnings per share after consideration of the Company's cash and liquidity position and future cash requirements. The Board of Directors declared a quarterly cash dividend of $0.0325 per Common share, an increase of 30% on an annualized basis, to all shareholders of record as of September 17, 2004. The dividend is payable on October 1, 2004.

Outlook

We will continue to focus on driving operating performance across all of our businesses at MDS and anticipate that these efforts should will be reflected in improved operating performance as we move into 2005." said John Rogers, President and CEO, MDS Inc.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at, http://www.mdsintl.com, and will also be available in archived format at http://www.mdsintl.com/news_present.asp after the call.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:

Investor Relations: Sharon Mathers Vice-President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com
Media Relations: Naomi Nemeth Director, Global External Communications 416-675-6777 x 4692 nnemeth@mdsintl.com

Consolidated Statements of Financial Position

As at July 31 with comparatives at October 31
[millions of Canadian dollars]	2004	2003
Assets
Current
Cash and cash equivalents	$273	$263
Accounts receivable	341	274
Inventories	175	199
Income taxes recoverable	8	9
Current portion of future tax assets	14	-
Prepaid expenses	30	30
	841	775

Capital assets	800	776
Future tax assets	131	23
Long-term investments and other [note 3]	226	217
Goodwill [note 3]	652	774
Total assets	$2,650	$2,565

Liabilities and Shareholders' Equity
Current
Bank indebtedness	$3	$3
Accounts payable and accrued liabilities	346	355
Deferred revenue	34	35
Income taxes payable	38	14
Current portion of unrealized benefit of future tax asset [note 2]	13	-
Current portion of long-term debt	6	9
	440	416

Long-term debt [note 3]	486	533
Deferred revenue	38	34
Unrealized benefit of future tax asset [note 2]	85	-
Other long-term obligations [note 3]	31	23
Future tax liabilities	74	70
Minority interest [note 2 & 3]	22	63
	$1,176	$1,139
Shareholders' equity
Share capital	828	816
Retained earnings	607	572
Currency translation adjustment	39	38
	1,474	1,426
Total liabilities and shareholders' equity	$2,650	$2,565
See accompanying notes

Consolidated Statements of Income

[Restated - note 5]

	Three months to July 31		Nine Months to July 31
[millions of Canadian dollars, except per share amounts]	2004	2003	2004	2003
Net revenues	$465	$444	$1,373	$1,300
Cost of revenues	(278)	(268)	(817)	(788)
Selling, general and administration	(95)	(81)	(287)	(238)
Research and development	(7)	(11)	(29)	(34)
Depreciation and amortization	(21)	(20)	(55)	(58)
Restructuring charges [note 4]	-	-	(6)	-
Other income (expense)-net [note 5]	9	2	(39)	(24)
Equity earnings	-	1	-	3
Operating income	73	67	140	161
Interest expense	(6)	(5)	(20)	(20)
Dividend and interest income	3	1	7	6
Income from continuing operations before income taxes and minority interest	70	63	127	147
Income taxes [note 6]	(11)	(23)	(61)	(78)
Minority interest - net of tax	(6)	(3)	(2)	(6)
Income from continuing operations	53	37	64	63
Loss from discontinued operations - net of tax [note 7]	(3)	(4)	(22)	(11)
Net income	$50	$33	$42	$52
Earnings per share [note 8]
Basic	$0.35	$0.23	$0.30	$0.37
Diluted	$0.35	$0.23	$0.30	$0.37
See accompanying notes

Consolidated Statements of Retained Earnings
	Three months to July 31		Nine Months to July 31
[millions of Canadian dollars]	2004	2003	2004	2003
Retained earnings, beginning of period	$557	$551	$572	$543
Net income	50	33	42	52
Repurchase of shares and options	-	(1)	-	(5)
Dividends - cash	-	-	(5)	(5)
- stock	-	-	(2)	(2)
Retained earnings, end of period	$607	$583	$607	$583

Consolidated Statements of Cash Flows

	Three months to July 31		Nine months to July 31
[millions of Canadian dollars]	2004	2003	2004	2003
Operating activities
Net income	$50	$33	$42	$52
Items not affecting current cash flow [note 10]	(2)	24	119	149
	48	57	161	201
Changes in non-cash working capital balances relating to operations [note 10]	(8)	(10)	(28)	(40)
	40	47	133	161
Investing activities
Acquisitions	-	(8)	(2)	(8)
Acquisition of tax assets [note 2]	(16)	-	(19)	-
Effect of deconsolidating MDS Proteomics	(18)	-	(18)	-
Purchase of capital assets	(27)	(28)	(81)	(84)
Purchase of technology license [note 3]	(5)	-	(5)	-
Proceeds on sale of business and investments	3	2	12	31
Other	5	(7)	(9)	(50)
	(58)	(41)	(122)	(111)
Financing activities
Issuance of long-term debt	-	-	-	563
Repayment of long-term debt	(2)	-	(3)	(541)
Increase (decrease) in deferred income and other long-term obligations	(3)	-	11	(8)
Payment of cash dividends	-	-	(5)	(5)
Issuance of shares	2	-	10	1
Repurchase of shares and options	-	-	-	(4)
Distribution to minority interest	(2)	(3)	(9)	(10)
	(5)	(3)	4	(4)
Effect of foreign exchange rate changes on cash and cash equivalents	(4)	(7)	(5)	(10)
Increase (decrease) in cash position during the period	(27)	(4)	10	36
Cash position, beginning of period	297	224	260	184
Cash position, end of period	$270	$220	$270	$220
Cash position comprises cash and cash equivalents less bank indebtedness. See accompanying notes.

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or the "Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, with the exception that the statements for the prior period have been restated to reflect the treatment of certain operations as discontinued operations [note 7]. These financial statements should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These interim financial statements do not include all of the disclosures contained in the annual financial statements.

2. Reorganization of Ontario Laboratory Business

Effective May 1, 2004, MDS transferred assets and operations that form part of the Ontario laboratory business into MDS Laboratory Services LP ("Labs LP"), a newly formed partnership in which MDS was the sole partner. The Company then transferred a 99.99% limited partnership interest in Labs LP to Hemosol Inc., in exchange for 100% of the Class B non-voting shares and additional Class A voting shares of that company. Following this transaction, MDS owns 99.56% of the equity of Hemosol Inc., including 47.5% of the Class A voting shares. Hemosol Inc. was subsequently renamed LPBP Inc. ("LPBP").

The remaining 0.01% of the Ontario business is owned by a wholly owned subsidiary of MDS Inc., MDS Laboratory Services Inc. ("MDS Labs"), as the general partner. Through MDS Labs, MDS has retained management control of the day-to-day and strategic operations of the Ontario laboratories business and, consequently, the Company continues to consolidate the results of this business. Because other Class A shareholders of LPBP effectively now own 0.44% of the Ontario laboratory business, the Company has recorded minority interest expense relating to the 0.44% of LPBP owned by these other shareholders.

As a result of this transaction, the Company will be able to benefit from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an estimated combined value of $120 million. These tax assets were accumulated by LPBP from a blood products business operated by that company prior to the reorganization. The cost to MDS to gain access to these tax assets totaled $19 million, represented by a $16 million cash transfer to Hemosol Corporation, a successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs.

MDS has recorded these future tax assets at an expected value of $120 million. In addition, and in accordance with Canadian GAAP as set out in EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations", the Company has recorded a corresponding unrealized benefit on acquisition of tax assets of $104 million taking into account the $16 million purchase price for the losses. This benefit has been reduced by the transaction cost to acquire the tax assets and the net amount of $101 million has been recorded as a long-term deferred credit, the current portion of which has been recorded in current liabilities.

The future tax assets will be recognized in income based on the effective tax rate existing during each future period as these tax assets are utilized. The unrealized benefit of these tax assets will be amortized on a basis that is pro-rata to the future income tax asset utilization.

3. Reorganization of MDS Proteomics

On July 29, 2004, the financial reorganization of MDS Proteomics, subsequently renamed Protana Inc. ("Protana"), was completed. Through this reorganization, the Company reduced its ownership in Protana from 89% to 48.4%.

As the Company's share in Protana has been reduced to less than 50%, management has determined that MDS does not control Protana. As a result of the loss of control, effective July 29, 2004, the Company deconsolidated the assets and liabilities of Protana and began accounting for the investment under the equity method. The net investment reduction of $68 million from October 31, 2003 balances comprised a $118 million reduction in goodwill, a $29 million decline in fixed assets, and a $30 million decrease in cash. The reduction in liabilities was due to the elimination of long-term debt of $64 million, minority interest of $43 million, and net current liabilities of $4 million.

The reduction of the net investment in MDS Proteomics began in the second quarter of 2004, when MDS recorded a goodwill write-down in the amount of $53 million and a reduction in fixed assets for $10 million related to its investment in Protana. These provisions reduced the carrying value of Protana to nil. Additionally, a reserve of $10 million was established, reflecting management's assessment of the total exposure for MDS with respect to outstanding guarantees. The operating losses for the third quarter were offset by the gain realized on the dilution of MDS's share ownership of Protana. The net impact of these transactions results in a negative net carrying value at July 31, 2004 of $10 million.

As a result of an agreement made related to the reorganization, and for a payment of $5 million, MDS will be able to use the tax assets related to the former MDS Proteomics business. A valuation provision related to these assets is no longer required and was reversed in the quarter, and these assets are now reflected at their fair value of $17 million. This resulted in an income tax recovery for $9 million, and $3 million of investment tax credits in the quarter.

Additionally, MDS committed to pay $10 million to acquire access to Protana's biomarker technology through a five-year licensing agreement. This asset will be amortized on a straight-line basis over the term of the agreement. The initial payment on this license of $5 million has been recorded in Other Assets.

4. Restructuring Charges

In the fourth quarter of 2003, and subsequently in the second quarter of 2004, the Company recorded provisions relating to the implementation of certain change initiatives affecting the support services, senior management reductions, and other initiatives taking place in the business units, including system implementations. The following is a summary of the provisions as of July 31, 2004.

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Provision Balance at July 31, 2004
		Cash	Non-Cash
Restructuring charge made
October 31, 2003	$17	$(11)	$(2)	$4
April 30, 2004	6	(3)	-	3
	$23	$(14)	$(2)	$7

5. Other Income (Expense) - Net

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Write-down of long-term investments	$-	$-	$(2)	$(75)
Write-down of other long-term assets	-	-	(10)	-
Gain on patent litigation	-	-	14	39
Gain on reorganization of MDS Proteomics	8	-	8	-
Gain on sale of businesses and investments	1	2	4	12
Write-down of goodwill	-	-	(53)	-
Other income (expense) - net	$9	$2	$(39)	$(24)

During the quarter, the Company sold a portion of shares it held in investees accounted for on a cost basis. The sale resulted in a gain of $1 million.

6. Income Taxes

A reconciliation of expected income taxes to reported income tax expense is provided below. Tax expense for the three months ended July 31, 2004 is lower than expected due to the completion of the Hemosol and Proteomics reorganizations.

	Three months to July 31
	2004	2003
Expected income taxes at MDS's 36% statutory rate	$24	$21
Decrease to tax expense as a result of:
Benefit of the tax assets not previously recognized	(5)	-
Other	-	(1)
	19	20
MDS Proteomics operating loss	-	3
Recognition of MDS Proteomics tax assets	(8)	-
Reported income tax expense	$11	$23

7. Discontinued Operations

The results of the Company's discontinued operations are as follows:

Consolidated statements of operations:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Revenues	$4	$19	$31	$61

Loss from discontinued operations - net of tax	$(3)	$(4)	$(22)	$(11)

The $3 million loss from discontinued operations incurred during the quarter related to $1 million of costs from its laboratory operations in New York and Georgia, which were sold in the second quarter of 2004. The remaining $2 million of losses was incurred by the Company's generic radiopharmaceutical manufacturing facility in Belgium.

A $14 million provision related primarily to severance at the Belgium facility is included in accounts payable and accrued liabilities, and remains undrawn at July 31, 2004. The closure of this business is proceeding, and the Company expects to begin applying severance payments to the provision when they are made later during calendar 2004.

The earnings per share impact of discontinued businesses is as follows:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Earnings per share, continuing operations	$0.37	$0.26	$0.46	$0.45
Loss per share, discontinued operations	(0.02)	(0.03)	(0.16)	(0.08)
	$0.35	$0.23	$0.30	$0.37

8. Earnings per Share

a) Dilution

	Three months to July 31		Nine months to July 31
[number of shares in millions]	2004	2003	2004	2003
Net income available to Common shareholders	$50	$33	$42	$52
Weighted average number of Common shares outstanding - basic	142	141	142	141
Impact of stock options assumed exercised	1	1	1	1
Weighted average number of Common shares outstanding - diluted	143	142	143	142

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to July 31		Nine months to July 31
		2004	2003	2004	2003
Pro forma net income available to Common shareholders		$48	$31	$35	$46
Pro forma earnings per share	- basic	$0.34	$0.22	$0.25	$0.33
	- diluted	$0.33	$0.22	$0.25	$0.32

During the quarter, no stock options were granted (2003 - 47,000).

9. Pension Benefit

The Company sponsors various post-employment benefit plans including defined benefit pension plans, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Pension expense for the year-to-date was $1 million (2003 - $1 million).

10. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Depreciation and amortization	$21	$20	$55	$58
Minority interest	6	3	2	6
Future income taxes	(20)	4	(11)	23
Equity earnings (loss) - net of distribution	1	(1)	2	(1)
Write-down of goodwill	-	-	63	-
Write-down of investments	-	-	(1)	75
Equipment write-down	-	-	10	-
(Gain) loss on sale of businesses and other	(2)	(2)	6	(12)
Stock option compensation	-	-	1	-
Net-gain on dilution of share ownership	(8)	-	(8)	-
	$(2)	$24	$119	$149

Changes in non-cash working capital balances relating to operations include:

	Three months to July 31		Nine months to July 31
	2004	2003	2004	2003
Accounts receivable	$(22)	$(12)	$(68)	$29
Inventories	3	(1)	22	(36)
Accounts payable and deferred revenue	3	4	(11)	(38)
Income taxes	3	10	26	22
Foreign exchange and other	5	(11)	3	(17)
	$(8)	$(10)	$(28)	$(40)

11. Segmented Information

	Three months to July 31
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$292	$173	$-	$465
Operating income before restructuring	47	23	3	73
Restructuring activities				-
Revenues by products and services:
Medical isotopes				80
Analytical equipment				78
Pharmaceutical research services				134
Clinical laboratory services				124
Distribution and other				49
Proteomics				-
Capital expenditures - net	23	4	-	27
Depreciation and amortization	14	3	4	21

	Three months to July 31
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$275	$169	$-	$444
Operating income (loss) before restructuring	57	19	(9)	67
Restructuring activities				-
Revenues by products and services:
Medical isotopes				83
Analytical equipment				67
Pharmaceutical research services				125
Clinical laboratory services				121
Distribution and other				48
Proteomics				-
Capital expenditures - net	24	3	1	28
Depreciation and amortization	13	4	3	20

	Nine months to July 31
	2004
	Life Sciences	Health	Proteomics	Total
Net revenues	$863	$510	$-	$1,373
Operating income (loss) before restructuring	163	64	(81)	146
Restructuring activities	(2)	(4)	-	(6)
Revenues by products and services:
Medical isotopes				251
Analytical equipment				221
Pharmaceutical research services				391
Clinical laboratory services				365
Distribution and other				145
Proteomics				-
Capital expenditures - net	75	18	-	93
Depreciation and amortization	38	11	6	55

	Nine months to July 31
	2003
	Life Sciences	Health	Proteomics	Total
Net revenues	$807	$493	$-	$1,300
Operating income (loss) before restructuring	160	26	(25)	161
Restructuring activities
Revenues by products and services:
Medical isotopes				233
Analytical equipment				202
Pharmaceutical research services				372
Clinical laboratory services				355
Distribution and other				138
Proteomics				-
Capital expenditures - net	71	12	2	84
Depreciation and amortization	37	13	8	58

12. Financial Instruments

As of July 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$361 million at a weighted average rate of C$1.47 maturing over the next 15 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

		Three months to July 31
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$-	$31	$-	$35
Interest rate swap and option contracts	$-	$(2)	$-	$(18)

13. Subsequent event

On September 1, 2004, the Company signed a definitive agreement to acquire a 50% interest in a mass spectrometry business for US$40 million. The transaction is expected to close by October 31, 2004. Allocation of the purchase price has not been determined.

Management's Discussion and Analysis of Operating Results and Financial Position

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position. It should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the businesses.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that assists readers in reconciling between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

Unless otherwise noted, all financial references in this document exclude the discontinued US laboratories and generic radiopharmaceutical operations of the Company, and therefore reflect our continuing operations. The results for prior periods have been restated to conform to this presentation.

Overview

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Results	Third Quarter		Nine Months
	2004	2003	2004	2003
Revenues	$465	$444	$1,373	$1,300
Operating Income	$73	$67	$140	$161
Basic earnings per share	$0.35	$0.23	$0.30	$0.37

Revenues for the third quarter increased 5% compared to 2003. Our analytical instruments business led growth overall, rising 16% for the quarter as a result of strong sales growth in the 4000 series of mass spectrometers.

The reorganization of MDS Proteomics was completed late in the quarter and the net impact on our operating income is limited to a portion of the losses incurred prior to completion of the reorganization. These losses were more than offset by a gain we realized from the reorganization. In addition, the completion of the reorganization has enabled us to utilize investment tax credits earned by MDS Proteomics against income taxes generated by our other businesses. These items, combined with strong performance in analytical instruments and a postponement of expected fee cuts in British Columbia (BC), helped to drive operating income to $73 million, an increase of 9% over the prior year. Details of operating income for the period follow:

		Third Quarter		Nine Months
		2004	2003	2004	2003
	Operating income from continuing operations before MDS Proteomics and other items	$66	$74	$206	$211

MDS Proteomics	- Operations	(5)	(9)	(26)	(26)
	- Write-down of goodwill and other assets	-	-	(63)	-
	Gain resulting from reorganization	8	-	8	-

	Operating income from continuing operations, before other items	69	65	125	185
	Valuation provisions	-	-	-	(75)
	Restructuring charges	-		(6)
	Investment tax credits from MDS Proteomics	3	-	3	-
	Patent settlement	-	-	14	39
	Gain on sale of businesses and other	1	2	4	12
	Operating income from continuing operations	$73	$67	$140	$161

These special items had the following impact on basic earnings per share:

	Third Quarter		Nine Months
	2004	2003	2004	2003
EPS from continuing operations before MDS Proteomics and other items	$0.29	$0.32	$0.86	$0.90
MDS Proteomics	(0.01)	(0.06)	(0.55)	(0.18)
EPS from continuing operations before other items	0.28	0.26	0.31	0.72
Valuation provisions	-	-	-	(0.51)
Restructuring charges	-	-	(0.02)	-
Recognition of MDS Proteomics tax assets	0.08	-	0.08	-
Patent settlement	-	-	0.06	0.18
Gain on sale of businesses and other	0.01	-	0.03	0.06
EPS from continuing operations	0.37	0.26	0.46	0.45
Discontinued operations	(0.02)	(0.03)	(0.16)	(0.08)
Basic EPS	$0.35	$0.23	$0.30	$0.37

Segment Results

Third Quarter			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$292	$47	16%	$275	$57	21%
Health	173	23	13%	169	19	11%
	465	70	15%	444	76	17%
Proteomics	-	3	n/m	-	(9)	n/m
	$465	$73	16%	$444	$67	15%

n/m = not meaningful

Nine Months			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$863	$161	19%	$807	$160	20%
Health	510	60	12%	493	26	5%
	1,373	221	16%	1,300	187	14%
Proteomics	-	(81)	n/m	-	(25)	n/m
	$1,373	$140	10%	$1,300	$161	12%

Life Sciences

Review of operations - Revenues from Life Sciences businesses for the quarter were:

Third Quarter	2004	2003	Change
Early-stage research	$89	$90	(1)%
Late-stage research	45	35	29%
Pharmaceutical research services	134	125	7%
Gamma sterilization	17	23	(26)%
Nuclear medicine	53	51	4%
Therapy systems	10	9	11%
Isotopes	80	83	(4)%
Analytical instruments	78	67	16%
	$292	$275	6%

Our analytical instruments business performed well this quarter as sales of API 4000TM and 4000 QtrapTM were very strong. Despite competition in these markets, order levels for these high-end machines remain solid. End-user sales of mass spectrometers were up 36% in US dollar terms, compared to the third quarter of last year.

Sales of cobalt 60 were particularly strong in the third quarter of 2003 as supply levels were high at that time. Revenues for the third quarter this year were lower as inventory levels were depleted in the early part of the quarter. We received new supply too late to have much impact in the quarter; however, we expect revenues in the fourth quarter to be up substantially.

Pharmaceutical research services revenue increased by 7% in the third quarter compared to the same period last year, and were up 10% when adjusted for the impact of currency fluctuations. In our early-stage businesses, pharmacology and drug safety have remained strong; however, we saw continued weakness in our bioanalytical business, where revenues remained below those of 2003. These shortfalls in the bioanalytical business have offset otherwise solid revenue growth in early clinical research, where revenues are up in line with industry average growth rates. Revenues in our late-stage businesses were up significantly compared to last year and strength in our European late-stage clinical development was a major factor in this improvement.

We have experienced continued growth in backlog as sales momentum in pharmaceutical research services remains healthy. As the majority of our revenues in this division originate in the United States, we track our backlog in US currency. Our backlog has grown over the past seven quarters as shown in the table below:

Average Backlog	[millions of US dollars]
Fiscal 2003 - Quarter 1	$200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 - Quarter 1	240
Quarter 2	265
Quarter 3	285

Measurement of backlog is not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

Operating income in the Life Sciences segment was affected by slower than expected sales in our higher margin bioanalytical business. Profit margins in this business are tied to the utilization of capacity in our bioanalytical laboratories. During this fiscal year, we experienced a business mix characterized by lower value studies compared with 2003, particularly from our pharma customers. This has resulted in lower revenues and higher production costs, which has impacted operating margins. Changes in mix do occur from time to time, depending on the products that are in the development pipelines of our customers. We continue to do good business with all of our major clients but, on average, revenues are lower than the previous year.

In May 2004, we received an untitled letter from the Food and Drug Administration (FDA) expressing concerns related to certain procedures performed in a bioanalytical study in 2001 at our Montreal facility. During much of the third quarter, significant resources were dedicated to working with the FDA to address their concerns. We have formally responded to and met with the FDA and believe that the processes put in place fully address their concerns. Although the financial implications of this regulatory issue are difficult to quantify, we believe that this situation did have a negative impact on revenues and operating income in the third quarter.

Capital expenditures - Purchases of capital assets in Life Sciences amounted to $23 million for the quarter compared to $24 million last year.

Segment outlook - We are entering the final quarter of 2004 well positioned in two of our Life Sciences businesses. With the substantial increase in our cobalt inventories, we expect strong revenue growth from our isotopes businesses in our fourth quarter. We are also continuing to see good order levels in our key analytical instrument lines. These two businesses contribute substantially to the overall operating margin of this segment, so this revenue strength is encouraging. It should be noted though that the level of quarter-over-quarter revenue growth experienced in the third quarter in analytical instruments is unlikely to be repeated for the fourth quarter, reflecting the higher than expected growth for the third quarter of this year.

Our pharmaceutical research services business is expected to show improved revenue growth and improved margins in the fourth quarter. While we expect bioanalytical revenues to build, we anticipate that this will happen gradually over the next several quarters.

Maple Project- During the third quarter, we were advised by Atomic Energy Canada Limited (AECL) that a technical problem was experienced during a recent operating test and the shut-off rod safety system, which forms a central part of the emergency shutdown system of the MAPLE reactor, failed to function within its specifications. AECL is currently conducting an investigation into the cause of this event. AECL has advised us that they will be unable to present their findings on this and other matters to the Canadian Nuclear Safety Commission (CNSC) prior to their November 2004 meeting.

We continue to be disappointed by AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient, reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

AECL's existing NRU reactor is able to satisfy all customer requirements for reactor-based isotopes. The current operating license issued by CNSC for the NRU reactor expires in December 2005. We are advised by AECL, the owner and operator of the reactor, that they expect an extension to the existing license will be obtained, which will ensure uninterrupted supply of the critical products we supply to the global medical community.

In the third quarter, $11 million of costs were capitalized with respect to the MAPLE reactor project including $9 million of design, construction and installation costs, and $2 million of interest. At quarter-end, the total amount capitalized on this project was $330 million, an amount that significantly exceeds original cost estimates developed by AECL. This amount is net of cost-sharing payments which we have received to date from AECL, and which are significantly less than the amount to which we believe we are entitled.

We expect to continue our current accounting practices for this project until construction is completed, following which we will cease capitalizing costs and will commence recording amortization expense. The change from capitalization to amortization is expected to take place gradually over a period of several months as production volumes from the older NRU reactor are transitioned to the new facility. Financial responsibility for decommissioning costs of both the NRU and the MAPLE facilities and liabilities related to any nuclear incidents are now and will remain the responsibility of AECL.

Construction costs for this project, as well as AECL's current estimates of operating costs, both significantly exceed initial estimates. Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs are the subject of a dispute with AECL. We intend to vigorously pursue our interests in this dispute.

Given current uncertainties, it is not possible, at this time, to predict the final construction costs or operating costs that will be borne by MDS. Accordingly, it is also not possible to predict the overall impact on our operating profitability following the transition from the current operating environment to the new facility.

Health

Review of operations - Revenues from Health businesses in the quarter were:

Third Quarter	2004	2003	Change
Canadian laboratories	$107	$102	5%
US laboratories	18	19	(5)%
Diagnostics	125	121	3%
Distribution	48	48	-
	$173	$169	2%

Our Canadian diagnostic business was up slightly compared to the same quarter last year. In the key British Colombia market, the government and the BC Medical Association resolved the on-going dispute over unilateral fee cuts announced by the government last year. The settlement resulted in the deferral of all fee cuts to July 1, 2004, at which time a 20% fee reduction came into affect.

Revenues from our remaining US laboratories were down slightly from last year, reflecting the lower value of the US dollar.

Revenues from our Distribution business were level compared to the same period last year.

Our operating margin for the quarter is up substantially due primarily to the deferral of fee reductions in BC. Although the fee cuts were deferred until the final month of the quarter, our mitigation strategies have been in place for the majority of the year, resulting in better than expected results from BC for the quarter and the year-to-date.

Capital expenditures - Health businesses purchased $4 million of capital assets during the third quarter of 2004 compared to $3 million in the same period in 2003.

Segment outlook - We are continuing our efforts to strengthen our operating results in this segment. Our mitigation efforts in BC will offset a portion of the fee cut in that province, and we are continuing to take other steps designed to make our diagnostics operations more effective and efficient. As these efforts will not offset the full impact of the fee cut, we do not expect to retain this operating income level in the fourth quarter; however, we believe that the steps taken to date to improve operating efficiencies will result in sustainable margins as we head into Fiscal 2005.

Proteomics

On July 29, 2004, MDS Proteomics completed the reorganization that we announced in our second quarter interim report. As a result of this reorganization, MDS's interest in the newly renamed Protana Inc. has been reduced to 48.4%. Also as reported in the second quarter, the carrying value of this investment has been reduced to nil in our accounts and we have a negative carrying value for this investment which affords us a provision of $10 million related to our exposure under certain guarantees. We will equity account for our interest in Protana beginning in the fourth quarter and, because of our negative carrying value, expect no impact on income from any on-going Protana losses.

Because MDS controlled MDS Proteomics until it emerged from creditor protection, we continued to report our share of the consolidated operating loss of the company for the period up to July 29. Our share of the operating loss of the company for that period was $5 million.

Under the terms of the reorganization, MDS was released from certain obligations that were previously reflected as liabilities in our consolidated accounts. As the carrying value of these liabilities exceeded the carrying value of our net investment in MDS Proteomics, we recorded a non-cash gain of $8 million in the third quarter. This gain offsets the majority of our share of the consolidated net losses of MDS Proteomics for the quarter, and consequently, the net loss we are reporting related to the final reorganization of MDS Proteomics is $1 million ($0.01 per share).

A significant benefit of the reorganization for MDS is the access that we gained to tax losses carried forward and investment tax credits owned by MDS Proteomics. Because MDS is likely to be able to benefit from these losses in the future, we have reduced the valuation allowance that had previously existed in our consolidated accounts related to these assets. This resulted in a one-time earnings per share gain of $0.08 for the quarter. As these tax assets will be used to offset income generated by certain of our core businesses, this gain is not included in the earnings per share related to MDS Proteomics and is instead disclosed as a separate line in our earnings per share reconciliation.

As we do not consolidate Protana, certain assets and liabilities belonging to that company no longer form part of our consolidated accounts. Following are the significant reductions in our account balances that result from this change in accounting treatment:

Reduction compared to October 2003 balance
Cash	$30
Net current liabilities	$4
Capital assets	$29
Goodwill	$118
Long-term debt	$64
Minority interest	$43
Long-term investments	$2

Corporate

Effective May 1, 2004, we completed a series of transactions that resulted in the transfer of assets and operations that form part of our Ontario laboratory business into MDS Laboratory Services LP ("Labs LP"), a newly formed partnership in which MDS now holds an indirect effective interest of 99.56%. This interest is held through LPBP Inc (LPBP), formerly Hemosol Inc.

As a result of this transaction, the Company will be able to benefit from significant tax losses carried forward, research and development expense pools, and investment tax credits, having an estimated combined value of $120 million. These tax assets were accumulated by LPBP from the blood products business operated by that company prior to the reorganization. The cost to us to gain access to these assets totaled $19 million; represented by a $16 million cash transfer to Hemosol Corp., the successor corporation to Hemosol Inc. in the blood products business, along with $3 million of transaction costs.

We recorded these future tax assets at their expected value of $120 million. In addition, and in accordance with Canadian GAAP as set out in EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations", we recorded a corresponding unrealized benefit on the acquisition of these tax assets of $120 million. This benefit was reduced by the cost to us to acquire the tax assets and the net amount of $101 million was recorded as a deferred credit.

The future tax asset will be recognized in income based on the effective tax rate existing during each future period as these tax assets are utilized. The unrealized benefit from the tax assets will be amortized on a basis that is pro-rata to the future income tax asset draw-down. This transaction resulted in tax savings of $3 million in our third quarter and is expected to result in similar quarterly savings over the next eight years.

Other aspects of this transaction were completed in a manner consistent with our second quarter disclosures.

The tax rate applicable to our core business was 37% compared to 36% reported in the same quarter last year.

From time to time, we are subject to audit by tax authorities. While such audits typically raise adjustments, these adjustments are usually not material. Over the course of the past year, we have been subject to a routine tax audit by Canadian tax authorities. During the course of this audit, the Canadian Revenue Agency (the CRA) questioned the deductibility of certain costs paid by one of our joint ventures to our joint venture partner. These costs are in the nature of marketing and selling expenses. Although we have yet to be reassessed based on the position put forward by the CRA, the expenses in question total $80 million and disallowance would result in a tax liability estimated at $10 million to $15 million. Based on our own knowledge of the nature of these payments and on discussions with our legal counsel, we believe that these costs are deductible and entirely appropriate. We believe that we have adequate tax reserves on our books for all reasonable tax audit exposures. No additional provision was made in the accounts this quarter for this possible reassessment.

Research and development spending in the quarter of $7 million is net of investment tax credits including those from MDS Proteomics. The slight decrease from last year reflects lower spending by MDS Proteomics in the period leading up to the reorganization.

Our hedging strategy continued to protect us from the impact of the decline in the value of the US dollar. US dollar hedges that matured in the quarter resulted in gains of $8 million compared to $6 million for the same period last year. For the year to date, we have realized gains from matured hedges totalling $27 million (2003 - $11 million). As at the end of the quarter, our remaining portfolio of hedges has an unrealized gain of $31 million. If the US dollar retains its currently level, we expect to realize this gain on a declining basis over the course of the next five quarters.

Investment in change

Last year, we announced the launch of major initiatives across MDS that included the implementation of a common business system based on an Oracle platform, improvements to our information technology infrastructure, and the adoption of a shared services approach to the provision of certain support services. We have made a significant investment of resources in these initiatives and we have made considerable progress. MDS Enterprise Services was launched on June 1, 2004, and our human resource, facilities management, and information technology support groups moved to this new organization. Our Oracle implementation is proceeding and we expect the first conversion to the new platform to be effective November 1, 2004. Other business units will follow, with the majority of the conversions being completed over the balance of fiscal 2005. Our current expectation is that we will have invested up to $135 million in these change initiatives by the time they are complete. While some of this investment will be in capital, a significant portion will be expensed as incurred.

In addition to these initiatives, in October 2003 we outsourced certain of our IT infrastructure and IT support services to IBM. The incremental cost of transitioning to outsourced IT support services will be incurred over the course of 2004 through 2006 as the other initiatives are completed and we are able to reduce our rate of spending on internal IT support.

To date in fiscal 2004, we have invested $48 million in these combined initiatives, of which, $34 million has been expensed. These expenses account for the majority of the incremental selling, general, and administrative expense for the year-to-date. Through the remainder of fiscal 2004 and 2005, we expect to continue to experience elevated levels of general and administrative expense as a result of these initiatives, as well as other corporate projects such as compliance with Sarbanes-Oxley legislation.

Discontinued operations

Combined revenues for discontinued operations for the quarter were $4 million compared to $19 million last year. The closure of the generic radiopharmaceutical facility is expected to occur before the end of December 2004.

Liquidity and capital resources

Our net cash position at July 31, 2004 was $270 million, compared to $297 million at April 30, 2004, reflecting the combined effect of the Hemosol and Protana reorganizations. Operating working capital was $136 million, an increase of $18 million from April.

Events subsequent to the end of quarter

After the quarter, the Company announced the signing of a definitive agreement to expand the scope of the Applied Biosytems/MDS Sciex joint venture in life science mass spectrometry. Under the terms of the agreement, MDS has agreed to pay US $40 million for a 50% interest in current Applied Biosystems MALDI Time-of-Flight (TOF) mass spectrometry systems and next-generation products under development. This new business is expected to increase MDS Sciex revenues by $25-30 million in fiscal year 2005. The transaction is expected to close in October of 2004, following approvals by the requisite regulatory bodies.

Outlook

A number of initiatives previously discussed were completed in the third quarter that continue the strategic repositioning of MDS. As noted, we are pleased with the progress we are making on our change initiatives. Continued vigilance will be required to ensure that we exercise strong financial controls over our investments in this area and then implement the change required to realize the full benefits of these investments. To this purpose we remain committed.

The third quarter was strong for our isotopes, analytical instruments, and diagnostics businesses but we faced significant challenges in the bioanalytical component of our pharmaceutical services division. This business is not delivering the returns that it is capable of and we remain focused on facing these challenges head-on.

During the quarter, we made significant progress preparing for compliance with the US Sarbanes-Oxley legislation and Bill 198 in Ontario. We expect to be compliant with these new regulations, as required, for our fiscal 2005 year-end.